
September 8, 2022

Yimeng Shi
Chief Financial Officer
uCloudlink Group Inc.
Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: uCloudlink Group Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 27, 2022**
> **File No. 001-39302**

Dear Mr. Shi:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to thiscomments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Note 19. Other Investments, page F-39

1.   You disclose a significant amount of current and long-term Other Investments that include investments in debt and equity securities. Please revise to provide, and tell us your consideration of, the information required by ASC 320-10-50, ASC 321-10-50 and ASC 820-10-50, as applicable, including the classification information required by major security type and fair value measurement methodology and levels used to value these investments. Revise your discussion of liquidity and capital resources on page 101 to expand and clarify the disclosure of these products comprising your Other investments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology